SECURITIES AND EXCHANGE COMMISSION
Washington, DC

FORM U-6B-2

Certificate of Notification

Certificate is filed by: Ohio Edison Company ("Ohio Edison"or the "Company"), a wholly owned subsidiary of FirstEnergy Corp., a registered holding company, pursuant to Rule U-20(d) and Rule U-52(c) adopted under the Public Utility Holding Company Act of 1935.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of securities:

In connection with the issuance and sale on behalf of the Company by the Ohio Water Development Authority (the "Authority") of a series of State of Ohio Pollution Control Revenue Refunding Bonds, Series 2005-B, in the principal amount of $40,000,000 (the "Revenue Bonds"), Ohio Edison delivered to J.P. Morgan Trust Company, National Association, as trustee (the "Trustee"), a Waste Water Facilities and Solid Waste Facilities Note, Series 2005-B (the "Note"), in the same principal amount of and containing other provisions corresponding to the Revenue Bonds. The Note was issued pursuant to a Loan Agreement dated as of June 1, 2005 (the "Loan Agreement") between the Company and the Authority. The Authority issued the Revenue Bonds pursuant to a Trust Indenture with the Trustee, dated as of June 1, 2005 (the "Trust Indenture").

Concurrently with the issuance of the Revenue Bonds, the Company entered into an Insurance Agreement dated as of June 22, 2005 (the "Insurance Agreement") with Financial Guaranty Insurance Company (the "Bond Insurer"). Pursuant to the Insurance Agreement, the Bond Insurer delivered to the trustee for the Revenue Bonds a municipal bond new issue insurance policy (the "Policy") insuring the payment of the principal of (but not premium) and interest on the Revenue Bonds when due.

Pursuant to the Insurance Agreement and in order to induce the Bond Insurer to issue the policy, the Company issued and delivered to the Bond Insurer as security for the repayment to the Bond Insurer of payments under the Policy a new series of its general mortgage bonds (the "Mortgage Bonds") under its General Mortgage Indenture and Deed of Trust with The Bank of New York, as trustee, dated as of January 1, 1998 (as supplemented, the "1998 Mortgage"), in an aggregate principal amount equal to the principal amount of the Revenue Bonds. The Mortgage Bonds were issued upon the basis of the issuance to The Bank of New York, as trustee under the 1998 Mortgage, of a new series of first mortgage bonds of the Company (the "First Mortgage Bonds"), in a like principal amount to the Revenue Bonds, under the Company’s Indenture to The Bank of New York, as successor trustee, dated as of August 1, 1930 (as supplemented and amended, the "1930 Mortgage," and together with the 1998 Mortgage, the "Mortgage"). The First Mortgage Bonds and the Mortgage Bonds are referred collectively herein as the "Bonds."

2.	Issue, renewal or guaranty:

Issue.

3.	Principal amount of each security:

$40,000,000 Waste Water Facilities Note and Solid Waste Facilities, Series 2005-B

$40,000,000 Mortgage Bonds, Guarantee Series D of 2005 due 2034

$40,000,000 First Mortgage Bonds, Pledge Series D of 2005 due 2034

4.	Rate of interest per annum of each security:

Upon their issuance on June 22, 2005, the Revenue Bonds began accruing interest at a Dutch Auction Rate. The first auction will occur on July 20, 2005, and the first interest payment will be July 21, 2005. Following this initial Dutch Auction Rate Period, interest on the Revenue Bonds will continue to be adjusted based upon 35-day Dutch Auction Rate Periods unless converted to a different Dutch Auction Rate Period or a different interest rate mode by the Company. The permitted interest rate modes are a Daily Rate, a Weekly Rate, a Commercial Paper Rate, a Semi-Annual Rate, an Annual Rate, a Two-Year Rate, a Three-Year Rate, a Five-Year Rate, a Long-Term Rate or a Dutch Auction Rate.

The Notes and Bonds will accrue interest at the same rate of interest as the Revenue Bonds, but such interest will be payable under the Bonds only in the event of a redemption thereof in connection with a declaration of acceleration of maturity of the Revenue Bonds. .

5.	Date of issue, renewal or guaranty of each security:

June 22, 2005.

6.	If renewal of security, give date of original issue:

Not applicable.

7.	Date of maturity of each security:

January 1, 2034.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The Notes were issued to the trustee for the Revenue Bonds, which is J.P. Morgan Trust Company, National Association. The Mortgage Bonds were issued to the Bond Insurer. The First Mortgage Bonds were issued to The Bank of New York, as trustee under the 1998 Mortgage.

9.	Collateral given with each security:

The Notes are an unsecured obligation of Ohio Edison. The Mortgage, which secures the Bonds and all other mortgage bonds of Ohio Edison, serves as a direct first mortgage lien on substantially all property and franchises, other than specifically excepted property, owned by Ohio Edison.

10.	Consideration given for each security:

Ohio Edison issued the Notes in consideration of the loan by the Authority to Ohio Edison of the proceeds of the sale of the Revenue Bonds and issued the Bonds in consideration of the Bond Insurer’s issuance of the Policy.

11.	Application of proceeds of each security:

The proceeds of the Revenue Bonds will be used, together with funds provided by Ohio Edison, to redeem on or about July 22, 2005 all of the outstanding State of Ohio Pollution Control Revenue Refunding Bonds, Series 1995 (Ohio Edison Company Project).

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

(a)	the provisions contained in the first sentence of Section 6(b) [ ]

(b)	the provisions contained in the fourth sentence of Section 6(b) [ ]

(c)	the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.
If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

 Not applicable.

14.
If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt form the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52.

THE OHIO EDISON COMPANY

Dated: June 28, 2005	By:	/s/ Randy Scilla
Randy Scilla Assistant Treasurer